Please direct all enquiries to: Media Release media.enquiries@riotinto.com Rio Tinto and BHP explore collaboration to mine up to 200 million tonnes of Pilbara iron ore 15 January 2026 Rio Tinto and BHP have agreed to explore opportunities to mine up to 200 million tonnes of iron ore at their neighbouring Yandicoogina and Yandi iron ore operations in the Pilbara. Under two non-binding Memoranda of Understanding (MOUs), the companies will explore the potential for: • Collaboration on the development of Rio Tinto’s Wunbye deposit; and • BHP to supply its Yandi Lower Channel Deposit ore to Rio Tinto for processing at its existing wet plants under agreed commercial terms. These new opportunities build on a 2023 agreement between Rio Tinto and BHP to mine the Mungadoo Pillar, which allowed mining of ore from the shared tenure boundary that was previously inaccessible. Rio Tinto Iron Ore Chief Executive Matthew Holcz said: “By working smarter, we can better leverage existing infrastructure to unlock additional production with minimal capital requirements. “Together we will extend the life of these operations, create additional value, and further support Western Australian jobs and local communities.” BHP WA Iron Ore Asset President Tim Day said: “This is a clear example of productivity in action - unlocking new opportunities by making the most of our existing resources. “By sharing our expertise and infrastructure we will create new value and deliver benefit to our people, partners, customers and communities." Rio Tinto and BHP have agreed to progress a conceptual study followed by an order of magnitude study. Subject to a final investment decision, first ore from both deposits is anticipated early next decade. Any potential implementation would be subject to regulatory and joint venture approvals, and engagement with Traditional Owners. EXHIBIT 99.8

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